UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 18, 2023

ROSS ACQUISITION CORP II
(Exact name of registrant as specified in its charter)

Cayman Islands	001-40201	95-1578557
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1 Pelican Lane Palm Beach, Florida	33480
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (561) 655-2615

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	ROSS.U	New York Stock Exchange
Class A ordinary shares, $0.0001 par value per share	ROSS	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of Class A ordinary share at an exercise price of $11.50 per share	ROSS.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

As previously reported, on January 17, 2023, Ross Acquisition Corp II (“RAC”) entered into a Business Combination Agreement (the “Business Combination Agreement”) with APRINOIA Therapeutics Inc. (“APRINOIA”) and APRINOIA Therapeutics Holdings Limited (“PubCo”). The transactions contemplated by the Business Combination Agreement are referred to herein as the “Business Combination”.

RAC intends to ask its shareholders to approve an extension of its time to complete an initial business combination. In connection with such extension proposal, RAC plans to discuss with certain of RAC’s existing shareholders the terms and conditions of a potential non-redemption incentive that may be offered to RAC’s existing shareholders (a “Non-Redemption Incentive”) and certain proposed changes to the terms of the Business Combination Agreement, including, but not limited to, the following:

•
A potential modification of the exchange ratio under the Business Combination Agreement to offer the holders of Class A ordinary shares of RAC (the “Public Shareholders”) 1.077 ordinary shares of PubCo for each Class A ordinary share of RAC not redeemed in connection with the extraordinary general meeting of shareholders to be held by RAC to obtain shareholder approval for the Business Combination (the “Exchanged Shares”).

•
Ross Holding Company LLC (the “Sponsor”) may also consider offering downside price protection for eligible Exchanged Shares (valued at the expected redemption price, of $10.77 per share) to a “Trading Price” as low as $3.76 per share (the “Floor Price”), with “Trading Price” defined as the volume weighted daily average trading price for the first 20 trading days beginning 181 days after the closing of the Business Combination (the “Measurement Period”), by issuing to the holders of eligible Exchanged Shares up to 8,089,500 ordinary shares of PubCo valued at the Trading Price. If there are more than 2,711,836 Exchanged Shares eligible for price protection, the effective price protection per Exchange Share would be reduced proportionally.

•
To partially compensate PubCo for the impact of this downside price protection (if offered), the Sponsor would agree to cancel 0.733 private placement warrants exercisable at $11.50, 0.133 founder shares subject to vesting at $12.50 and 0.133 founder shares subject to vesting at $15.00, for each ordinary share of PubCo issued as part of the downside price protection, up to an aggregate of 5,933,333 private placement warrants exercisable at $11.50, 1,078,125 founder shares subject to vesting at $12.50 and 1,078,125 founder shares subject to vesting at $15.00.

•
In order for a Public Shareholder to receive the downside price protection (if offered), a Public Shareholder may be required to take certain actions, including, without limitation, (i) written notice of the Public Shareholder’s election to participate by a date and time, and in the manner specified by the Parties, (ii) entry into a non-redemption agreement, and (iii) retention of the Exchanged Shares from the redemption deadline until the expiration of the Measurement Period.

•	The 3,450,000 vested founder shares held by the Sponsor would not be eligible for downside price protection.

RAC expects to propose entering into an amendment to the Business Combination Agreement and certain other agreements to provide for, amongst other things, (i) a Non-Redemption Incentive, (ii) a new mutual closing condition that combined cash at closing is at least $30 million (after redemptions but before expenses) and (iii) certain protections for the shares received upon mandatory conversion of APRINOIA’s convertible notes.

Other investors or holders or potential holders of PubCo securities may be offered and may receive incentives and/or price protection with respect to any PubCo securities they may acquire. The participation of such other investors or holders or potential holders may increase the Floor Price.

NONE OF RAC, APRINOIA, PUBCO OR THE SPONSOR HAVE AGREED TO OFFER OR PROVIDE A NON-REDEMPTION INCENTIVE ON THE TERMS OUTLINED ABOVE, OR AT ALL, TO ANY SHAREHOLDER, INVESTOR OR OTHER PERSON. NO ASSURANCES ARE MADE THAT A NON-REDEMPTION INCENTIVE OF ANY KIND WILL BE OFFERED AND THE ACTUAL TERMS OF ANY NON-REDEMPTION INCENTIVE MAY DIFFER MATERIALLY FROM THE TERMS DESCRIBED HEREIN. FURTHER THE PARTIES HAVE NOT AGREED TO ANY MODIFICATION TO THE BUSINESS COMBINATION AGREEMENT. NO ASSURANCE CAN BE MADE THAT MODIFICATIONS TO THE BUSINESS COMBINATION AGREEMENT WILL BE NEGOTIATED, AGREED OR ACCEPTED BY THE PARTIES TO THE BUSINESS COMBINATION.

APRINOIA HAS NOT AGREED TO OR APPROVED ANY OF THE TERMS OUTLINED ABOVE. APRINOIA WILL NOT AGREE TO OR APPROVE ANY MODIFICATIONS TO THE BUSINESS COMBINATION AGREEMENT OR THE TERMS OF THE BUSINESS COMBINATION UNLESS AND UNTIL IT OBTAINS THE REQUISITE APPROVALS UNDER ITS GOVERNING DOCUMENTS.

The information included in this Current Report on Form 8-K under this Item 7.01 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing made by RAC under the Exchange Act or the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Additional Information and Where to Find It

In connection with the Business Combination, PubCo intends to file a registration statement on Form F-4 with the SEC, which will include a proxy statement to RAC shareholders and a prospectus for the registration of PubCo securities to be issued in connection with the Business Combination (as amended from time to time, the “Registration Statement”). After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus and other relevant documents will be mailed to the shareholders of RAC as of a record date to be established in the future for voting on the Business Combination and will contain important information about the Business Combination and related matters. Shareholders of RAC and other interested persons are advised to read, when available, these materials (including any amendments or supplements thereto) and any other relevant documents, because they will contain important information about RAC, PubCo, APRINOIA and the Business Combination. Shareholders and other interested persons will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other relevant materials in connection with the Business Combination, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Ross Acquisition Corp II, 1 Pelican Lane, Palm Beach, Florida, Attn: Wilbur L. Ross Jr., Chief Executive Officer. The information contained on, or that may be accessed through, the websites referenced in this Current Report on Form 8-K in each case is not incorporated by reference into, and is not a part of, this Current Report on Form 8-K.

BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF RAC ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Participants in the Solicitation

RAC, PubCo, APRINOIA and their respective directors and executive officers may be deemed participants in the solicitation of proxies from RAC’s shareholders in connection with the Business Combination. RAC’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of RAC in RAC’s Annual Report on Form 10-K, filed with the SEC on April 6, 2023, or its most recent Quarterly Report on Form 10-Q, filed with the SEC on May 23, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to RAC’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus for the Business Combination, accompanying the Registration Statement that PubCo and RAC intend to file with the SEC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination will likewise be included in that Registration Statement. You may obtain free copies of these documents as described above.

No Offer or Solicitation

The information included in this Current Report on Form 8-K is for informational purposes only to facilitate discussion by RAC with its Public Shareholders and certain other interested persons. This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. RAC’s, PubCo’s and/or APRINOIA’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this Current Report on Form 8-K. When we use words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: whether APRINOIA will accept, agree to or obtain the requisite approval to enter into the terms as they are outlined herein; whether APRINOIA and RAC will agree to terms that are different from the terms outlined herein or agree to any terms at all; whether the Public Holders or other investors or stakeholders will find the terms outlined above attractive; the ability of the parties to complete the Business Combination in a timely manner or at all; the risk that the Business Combination or other business combination may not be completed by RAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline; the outcome of any legal proceedings or government or regulatory action on inquiry that may be instituted against RAC, PubCo, APRINOIA or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination by the shareholders of RAC and APRINOIA; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement relating to the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the effect of the announcement or pendency of the Business Combination on APRINOIA’s business relationships, operating results, current plans and operations of PubCo and APRINOIA; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of PubCo to grow and manage growth profitably; the possibility that RAC, PubCo and/or APRINOIA may be adversely affected by other economic, business, and/or competitive factors; estimates by RAC, PubCo or APRINOIA of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the Business Combination; plans, intentions or future operations of PubCo or APRINOIA, including relating to the finalization, completion of any studies, feasibility studies or other assessments or relating to attainment, retention or renewal of any assessments, permits, licenses or other governmental notices or approvals, or the commencement or continuation of any construction or operations of plants or facilities; APRINOIA’s and PubCo’s ability to execute on their business plans and strategy; and other risks and uncertainties described from time to time in filings with the SEC.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Registration Statement referenced above and other documents filed by RAC and PubCo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. There may be additional risks that neither RAC, PubCo nor APRINOIA presently know, or that RAC, PubCo, and/or APRINOIA currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this Current Report on Form 8-K. None of RAC, PubCo or APRINOIA undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Current Report on Form 8-K, except as required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSS ACQUISITION CORP II

Dated: August 18, 2023	By:	/s/ Wilbur L. Ross, Jr.
	Name:	Wilbur L. Ross, Jr.
	Title:	President and Chief Executive Officer